Mail Stop 3561

April 5, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Robert B. McKnight, Jr.
Chairman of the Board and Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re: Quiksilver, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 17, 2006**
> **File No. 1-14229**
> **Form 8-K/A**
> **Filed September 8, 2005**
> **File No. 1-14229**

Dear Mr. McKnight:

We have reviewed your response dated March 24, 2006 to our comment letter dated February 16, 2006 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 5 – Fixed Assets, page 59</u>

1.   We note your response to comment 5 in our letter dated February 16, 2006. Based on the collective facts and circumstances, there are contractual and economic factors that limit the useful life of land use rights and prevent an indefinite characterization. For example, the leases are renewable at market rates, the agreements generally possess stated initial terms, there is precedence of terminating leases and the rights must be transferred upon early termination or at the end of the lease term and exchanged for consideration in order to receive any value. As a result, these land use rights are more akin to operating lease costs rather than indefinite life intangible assets. Please advise or revise your financial statements to reflect the amount as initial direct costs in accordance with

paragraph 5.m. of SFAS No. 13. If this change in accounting is material to your consolidated financial statements, please revise your financial statements and related disclosures as required by paragraphs 36 and 37 of APB No. 20. If you determine the accounting change is not material please provide a response that quantifies the impact, in absolute and percentage terms, that prior period adjustments will have on net income and retained earnings balances of your comparative statements.

Note 15 – Segment and Geographic Information, page 69

2.   We note your response to comment 6 in our letter dated February 16, 2006. Please tell us the operating segments you have identified and your basis for aggregating them into a single reporting segment, as applicable. Include in your response a discussion of company owned stores, licensed retail stores, licensee agreements to sell products and wholesale distribution to specialty, department and other stores. We refer you to disclosures on pages six through eight. Tell us in more detail how you determined aggregation was appropriate in accordance with the criteria in paragraphs 17 and 18 of SFAS No. 131. Please focus your response on the similarity of the economic characteristics of the aggregated businesses. In that regard, please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief